U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM 12b-25

           NOTIFICATION OF LATE FILING     SEC File Number:  033-81400703

                      CUSIP Number: 8668R105

[     ]  Form  10-K     [    ]  Form  20-F     [    ]  Form  11-K
[  X  ]  Form  10-Q     [    ]  Form  N-SAR     [    ]  Form  N-CSR

                        For Period Ended:   June 30, 2005

     [    ]   Transition  Report  on  Form  10-K
     [    ]   Transition  Report  on  Form  20-F
     [    ]   Transition  Report  on  Form  11-K
     [    ]   Transition  Report  on  Form  10-Q
     [    ]   Transition  Report  on  Form  N-SAR

                        For the Transition Period Ended:

 _______________________________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

_______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates: Not Applicable

_______________________________________________________________________________



PART  I  --  REGISTRANT  INFORMATION
_______________________________________________________________________________

Full  name  of  Registrant:

      Sun  Network  Group,  Inc.

Former  Name  if  Applicable

     Not  applicable

Address  of  Principal  Executive  Office  (Street  and  Number):

     20533  Biscayne  Boulevard,  Suite  1122

City,  State  and  Zip  Code:

     Miami,  Florida  33180

_______________________________________________________________________________

PART  II  --  RULES  12b-25(b)  and  (c)
_______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

 X   (a)   The  reasons  described in reasonable detail in Part III of this form
--
could  not  be  eliminated  without  unreasonable  effort  or  expense;

 X   (b)   The  subject  annual report, semi-annual report, transition report on
--
Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

N/A   (a)   The  accountant's  statement  or  other  exhibit  required  by  Rule
---
12b-25(c)  has  been  attached  if  applicable.
---

PART  III  -  NARRATIVE
_______________________________________________________________________________

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has recently received a comment letter from the staff accountant of the Investment Management Division of the SEC to which it has responded and also submitted to the SEC a request for clarification of its obligation to report certain aspects of the acquisition of a portfolio company. The format and appearance of certain financial information required in the periodic report will depend on a response from the SEC to the questions posed by the Registrant to the SEC.

Additionally, certain information required as a result of the Registrant's election to be treated as a Business Development Corporation could not be obtained from prior management in a timely fashion also necessitating this delay. It is anticipated that such information will be available at the time that the SEC responds to the questions posed.

_______________________________________________________________________________

PART  IV  -  OTHER  INFORMATION
_______________________________________________________________________________

(1) Name and telephone number of person to contact in regard to this notification:

                         James A. Reskin     502     561-0500
                         ---------------     ---     --------
                    (Name)     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [  X  ]  Yes        [     ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [    ]  Yes        [  X  ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Sun Network Group, Inc.
                  (Name of Registrant as specified in charter)
                  --------------------------------------------

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  August  15,  2005     By:  /s/  Craig  Waltzer
       -----------------          -------------------
                                  Craig  Waltzer
                                  Chief  Executive  Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
_______________________________________________________________________________

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).